Exhibit 99.2

VISION MARINE TECHNOLOGIES INC.

Form 51-102F1 Management's Discussion & Analysis

For the year ended August 31, 2023

1.1 Date November 27, 2023

Introduction

The following management's discussion and analysis, prepared as of August 31, 2023, is a review of operations, current financial position and outlook for Vision Marine Technologies Inc. (the "Company"), and should be read in conjunction with the Company's audited consolidated financial statements for the years ended August 31, 2023 and 2022 and the notes thereto. Amounts are reported in Canadian dollars based upon the consolidated financial statements prepared in accordance International Financial Reporting Standards (“IFRS”) on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis (“MD&A”) constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Risks and Uncertainties

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have five years of audited financial statements.

We currently have a net loss, and if we are unable to achieve and grow a net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net loss of $22.9 million in our 2023 fiscal year as compared to a net loss of $13.1 million in our 2022 fiscal year and a net loss of $15.1 million in our 2021 fiscal year. We may never achieve net income or if we do it may fail to grow or even decline in certain circumstances, many of which are beyond our control. Our revenues might not ever significantly exceed our expenses, and may even be lower than our expenses. It may take us longer to obtain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain net income may mean that we will have to curtail our planned growth in operations or resort to financings to fund such growth in the future.

Our plan of operations entails promoting a product that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to rent and sell to Original Equipment Manufacturers (“OEM”) of boats. We expect the electric powertrain systems to represent the majority of our revenue in our coming accounting periods. We have built prototypes of our electronic powertrain. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any significant customers for our electric powertrains. Although we have received LOIs from OEMs for over 1,000 powertrains through the year ended August 31, 2024, such LOIs are non-binding and may never result in any actual sales. Even if we do develop such relationships, we might not be able to maintain them or grow them as anticipated. At the time of our initial public offering, we had expected to begin the commercialization of our electric powertrains in 2020 but were not able to meet that preferred timeline and we may not meet our new timelines. Additionally, we had anticipated developing a 335 horsepower within 18 months of our last annual report but currently do not believe that we will meet that anticipated date. If we are not successful in commercializing our product or if sales of our electric powertrain are less than we estimate, our business may not grow as expected, if at all, and we may fail.

To carry out our proposed business plan to build up inventory for order fulfilment, increase brand awareness and develop a new powertrain for our engines, we will require a significant amount of capital.

If current cash, cash equivalents and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of debt or equity securities, in either private placements or additional registered offerings. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not favorable or acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred share financings in the future. As a result, your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as determined by the Board. The terms of preferred shares could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment in our common shares.

Our future growth depends upon consumers’ willingness to purchase electric powerboats.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, electric powerboats. Without such growth, sales of our electric powertrain, if any, and our electric boats may not grow at the rate that we anticipate, if such sales grow at all. If the market for electric powerboats does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. Despite the long history of electric powerboats, the market for them is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new electric powerboat announcements and changing consumer demands and behaviors. Powerboats with conventional gas-powered motors may be deemed preferable to electric powerboats as they tend to be more powerful, have a longer range and/or cost less. Other factors that may influence the adoption of electric powerboats include:

•	the decline of an electric powerboats range resulting from deterioration over time in the battery’s ability to hold a charge;
•	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric powerboats as a practical solution to powerboats which require gasoline;
•	improvements in the fuel economy of the internal combustion engine;
•	the availability of service for electric powerboats;
•	the environmental consciousness of consumers;
•	volatility in the cost of oil and gasoline;
•	consumers’ perceptions about convenience and cost to charge an electric powerboat;
•	the availability of tax and other governmental incentives to manufacture electric powerboats; and
•	perceptions about and the actual cost of alternative fuel.

Any of the factors described above may cause current or potential customers not to purchase our electric powerboat, which would materially adversely affect our business, operating results, financial condition and prospects.

Our future growth depends upon consumers’ preference for outboard motors.

We envision the majority of our growth deriving from the sale of our electric powertrain for an outboard motor. If consumer preferences lead to a decline in outboard motors, the OEMs we intend to sell our electric powertrain to may produce less electric boats, and we may not be able to sell as many electric powertrains as we anticipate, if we sell any at all. We may not be able to adapt the technology behind this powertrain for inboard motors or may only be able to do so in a way that is not cost effective.

We rely on a limited number of suppliers for key components of our finished products.

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers, namely:

•	hulls: we purchase all of our hulls from Aqualux and Abitibi & Co.,
•	Motors: for our electric powertrains, we intend to purchase motors from Danfoss Technologies and E-Propulsion and for our boats, we purchase approximately 30% from Min-Kota, 35% from E-Tech and 20% from E-Propulsion;
•	powertrains: we purchase approximately 100% of our low powered powertrains from E-Propulsion, a Chinese company specialized in the research, development and production of components for electric outboard engines;
•	battery packs: we purchase our lithium-ion batteries (approximately 15% of all batteries we purchase) from Octillion and Neogy who in turn rely upon Samsung cells, We have an agreement with Octillion Power Systems (“Octillion”) to provide marine specific batteries to power the E-Motion powertrain; and
•	casings: we purchase the casings for our powertrains from Tohatshu Corporation, a Japanese company.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. As a result of the COVID-19 pandemic, some of our third-party suppliers have experienced delays in delivering parts and components for our products. If we continue to experience delays in receiving our supplies from these third-parties, if they significantly increased the cost of these components or if they ceased offering us these components, we may have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

In June 2021, we acquired EB Rental, Ltd. (“EBR”), and the acquired company may not perform as we expect.

In June 2021, we acquired all of the equity interests of 7858078 Canada Inc. which wholly-owns EBR, an electric boat rental company operating at Lido Marina Village in Newport Beach, California. Integrating businesses is a difficult, expensive, and time-consuming process. Our principal executive offices and manufacturing facility are located in Quebec, Canada and EBR’s operations are conducted, and its employees are mostly located, in California. Failure to integrate successfully EBR’s business and operations with ours could lead to inefficiencies, the loss of staff or revenues below what we anticipated at the time of the acquisition.

Revenues from EBR may be affected by a variety of factors that are outside of our control.

Revenues from EBR represented 71% of our total revenues in our fiscal 2023. Future revenues from EBR may be affected by factors that are outside of our control, including:

•	the appearance, safety, economic health and ability to continue to attract visitors willing to rent electric vehicles at the Lido Village and Portside Ventura marinas;

•	the ability to successfully operate our rental operation in Ventura, California that was opened during the quarter ending May 31, 2023, with 6 boats
•	the continued desirability of boat rentals as a leisure activity; and
•	the local economic condition in and around the areas we offer rentals or may offer rentals in the future.

If EBR’s revenues decrease significantly, it may cease to be profitable or our revenues may not be as large as we currently project.

A portion of our assets consist of debentures in a third-party, and the ability of that third-party to repay those debentures is outside of our control. If those debentures were not to be repaid in full, our assets could be significantly reduced

On May 14, 2021, we purchased $3,400,000 in debentures (the “Debentures”) from The Limestone Boat Company Limited (“Limestone”). Limestone is a North American designer and manufacturer of recreational and commercial powerboats. Because (i) Limestone announced that in January 2023 that its wholly-owned subsidiaries had filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code of the U.S. Bankruptcy Court for the Middle District of Tennessee, (ii) the market price of Limestone’s common shares had fallen significantly below the conversion price set out in the Debentures and (iii) because we deemed it unlikely that we would convert the debt pursuant to the original terms of the Debentures, we agreed with Limestone on July 18, 2023 to convert the Debentures into approximately 7% of Limestones common shares. Prior to the conversion, the Company had recorded an impairment on the entire value of the Debentures at the amount of nil and $2,637,000 for the year ended August 31, 2023. If Limestone is not able to perform above expectations, the value of our investment could be significantly.

The range of electric powerboats on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our boats or boats containing our electric powertrains.

The range of electric powerboats on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their powerboat as well as the frequency with which they charge the battery can result in additional deterioration of the battery’s ability to hold a charge. During the lifetime of the lead acid batteries in powerboats, 500 to 1,000 recharge cycles are possible, and our lithium battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the boat’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase an electric boat, which may harm our ability to market and sell our boats. Likewise, if such reasoning deters potential customers from purchasing boats made by OEMs that use our electric powertrains, they may order fewer electric powertrains from us, if they ever order any at all.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric powerboats.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric powerboats, which could result in the loss of competitiveness of our boats, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric powerboat technology, we may lose our competitive position in the industry.

We may be unable to keep up with changes in electric powerboats technology, particularly developments with powertrains. As a result, we may lose our competitive position in the industry. Any failure to keep up with advances in electric powerboat technology could result in a loss of our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric powerboat technology. As technologies change, we plan to upgrade or adapt our electric powertrain. We would additionally upgrade our boats and introduce new models to take advantage of these changes. However, our technology and boats may not compete effectively with alternative technology or powerboats if we are not able to source and integrate the latest technology. For example, we do not manufacture lead or lithium battery cells, and as a result, we are dependent on suppliers of battery cell technology for our battery packs.

Demand in the powerboat industry is highly volatile.

Fluctuations in demand for recreational powerboats and electric powerboats may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we compete have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboat and electric powerboat sales depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year, in any particular geographic region, may adversely affect sales in that particular geographic region, especially during the peak boating season in such particular geographic region. Sales of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand for our products. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales may be affected to a greater degree than we have previously experienced. Adverse weather could also affect income from our rental business as we tend to rent significantly less boats on rainy or otherwise unappealing days than on sunny and attractive ones. If we experience more rainy or otherwise unappealing days at our marinas than normal, our income from the rental of electric boats could materially decline.

We intend to increasingly use our network of independent dealers, and we will face increasing competition for dealers and have little control over their activities.

Currently, most of our sales are directly placed with us online, but approximately [15]% of our sales in our 2023 fiscal year were derived from our network of independent dealers. We have agreements with dealers in our network that typically provide for terms of between 1 and 3 years. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

Competition for dealers among recreational powerboat manufacturers continues to increase based on the quality, price, value and availability of the manufacturers’ products, the manufacturers’ attention to customer service and the marketing support that manufacturers provide to dealers. We will face intense competition from other recreational powerboat manufacturers in attracting and retaining dealers, and we might not be able to attract or retain relationships with qualified and successful dealers as well as our competition, if at all. We might not be able to maintain or improve our relationship with dealers or our market share position. In addition, independent dealers in the recreational powerboat industry have experienced significant consolidation in recent years, which could inhibit our ability to retain them or result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. If we do not establish a significant network of dealers, our future sales could fail to meet our projections, and our business, financial condition and results of operations may be adversely affected.

We envision that our success will depend, in part, upon the financial health of our dealers and their continued access to financing.

We seek to increase revenues and diversify our sales points by expanding our network of independent dealers. The financial health of our current and any future dealers is critical to our success. Our business, financial condition and results of operations may be adversely affected if the financial health of dealers that sell our products suffers. Their financial health may suffer for a variety of reasons, including a downturn in general economic conditions, rising interest rates, higher rents, increased labor costs and taxes, compliance with regulations and personal financial issues.

In addition, dealers require adequate liquidity to finance operations, including purchases of our products. Dealers are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These sources of financing are vital to our ability to sell products through our distribution network. Access to floor plan financing generally facilitates dealers’ ability to purchase powerboats from us, and their financed purchases reduce our working capital requirements. If floor plan financing were not available to our dealers, our sales and our working capital levels could be adversely affected. The availability and terms of financing offered by dealers’ floor plan financing providers will continue to be influenced by:

•	their ability to access certain capital markets and to fund their operations in a cost-effective manner;
•	the performance of their overall credit portfolios;
•	their willingness to accept the risks associated with lending to dealers; and
•	the overall creditworthiness of those dealers.

Changes to trade policies, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Although we manufacture our products in Canada, in our last fiscal year approximately 71% of our sales and rentals occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. As a result of recent policy changes, there may be greater restrictions and economic disincentives on international trade. We anticipate that we will be affected by the agreement between the United States of America, the United Mexican States, and Canada (commonly known as USMCA), if ratified by all participants. Such agreement has the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Interest rates and energy prices affect marine products’ sales

Although our products are not frequently financed by our dealers and retail powerboat consumers, we envision this becoming more common as we expand our operations and grow our network of distributors. This may not occur if interest rates rise because higher rates increase the borrowing costs and, as a result, the cost of doing business for dealers and the cost of powerboat purchases for consumers. Energy costs can represent a large portion of the costs to manufacture our products and can increase their ultimate sales price. Therefore, higher interest rates and fuel costs can adversely affect consumers’ decisions relating to recreational powerboating purchases.

We have a large fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a recreational powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability depends, in part, on our ability to spread fixed costs over a large number of products sold and shipped, and if we decide to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon, our Chief Executive Officer, Kulwant Sandher, our Chief Financial Officer, and Xavier Montagne, our Chief Operating Officer and Chief Technology Officer. A number of these key employees and consultants have significant experience in the recreational boating, manufacturing and electric vehicle industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty locating, or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

We are subject to numerous environmental, health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental, health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These regulations also apply to any contamination that our powerboats cause in the lakes and rivers in which they operate. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements could have a material adverse effect on our company and its operating results.

Our powerboats are subject to mandated safety standards and failure to meet those standards could have a material adverse effect on our business and operating results.

Given the inherent dangers involved with powerboats, all powerboats sold must comply with federal, state and provincial safety standards. Additionally, most powerboats sold in the United States meet the safety standards set by the American Boat and Yacht Counsel (“ABYC”), a non-profit, member organization that develops voluntary safety standards for the design, construction, maintenance, and repair of recreational powerboats and the National Marine Manufacturers Association (“NMMA”). Our powerboats have been certified by the United States Coast Guard and the Canadian Coast Guard, meet the ABYC safety standards and have received CE marking indicating their conformity with health, safety, and environmental protection standards within the European Economic Area. Loss of any of these certifications or failure to obtain them for future products could have a material adverse effect on our business and operating results.

We intend to rely on a third-party for the manufacture of what we envision will become our principal product.

If we are able to commercialize our E-Motion™ electric powertrain, we intend to use a third-party to mass produce our powertrains. In October 2021, we entered into a Manufacture and Supply Agreement with Linamar Corporation, a provider of manufacturing solutions and a developer of highly engineered products. Under the terms of the agreement, we intend for McLaren Engineering, Linamar’s technology and product development team for its advanced mobility segment, to manufacture and assemble our E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our electric powertrain at Linamar’s facility in Canada. Once we have scaled up the production of our electric powertrain, we intend for the Linamar Corporation to produce our electric powertrain for mass commercialization. If Linamar Corporation is unable to satisfactorily manufacture our E-Motion™ powertrains, we will be forced to find a new third-party manufacturer or to produce such powertrains inhouse (with our current facilities we believe that we are limited to producing 300 electric powertrains per year in addition to producing 150 boats per year). Any such change in manufacturers could lead to a delay in our ability to deliver on purchase orders or the loss of such purchase orders, which in turn could adversely affect our revenue or the timing of our revenue.

If we are unable to meet the service requirements of our customers, our business will be materially and adversely affected.

We do not offer warranties or provide service for our boats and do not intend to offer warranties on our powertrains systems. Instead, the purchasers of our boats and of our powertrains may rely upon the warranties and services of the manufacturers of the components used in our boats and powertrains. As all such warranties are provided by third-party suppliers, the quality and timeliness of such service is outside of our control. Additionally, the terms of such warranties, including the length of time of coverage, and servicing terms, including locations and labor cost, are not uniform. If our purchasers and potential purchasers believe that warranties and servicing capabilities provided by our third-party suppliers are inadequate, the reputation of our brand will suffer and business and prospects could be materially and adversely affected.

If we are unable to meet our production and development goals, we may need to change our business plans or the timeline in which we expect to carry them out.

Our ability to carry out our business plans depends upon meeting our production and development goals. Delays or failures in meeting these goals could require us to reassess our business plans and the timeline that it will take us to implement those plans. In the past we have not always met our production and development goals. For example, we expected to manufacture approximately 50 powerboats, and begin commercialization of our electric powertrains in calendar 2023, and we will not meet these goals If any such delays or failures were to cause a material change to our proposed business plans, such change could result materially adverse changes in our projected revenues or expenses.

We may not succeed in establishing, maintaining and strengthening the Vision Marine brand, which could materially and adversely affect customer acceptance of our boats and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Vision Marine brand and the brands of our powerboat models. Any failure to develop, maintain and strengthen these brands may materially and adversely affect our ability to sell our products. If we are not able to establish, maintain and strengthen our brands, we may lose the opportunity to build our customer base. We expect that our ability to develop, maintain and strengthen the Vision Marine brand will also depend heavily on the success of our marketing efforts. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

Although we do not materially use raw materials in the production of our electronic powerboats, we purchase the necessary parts and components for our boats from third-party suppliers that do. Were those third-party suppliers to experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, the corresponding parts and components could become more costly or less available (if still available at all). For example, our supply chain has been impacted by the COVID-19 pandemic as some of our third-party suppliers have experienced delays in delivering parts and components for our products. We are particularly exposed to a supply-chain risk as we have not contractually secured long-term supply commitments at fixed prices with our third-party suppliers. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and price fluctuations and material shortages could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to meet demand;
•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
•	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our boats. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our boats until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric boat manufacturers to the extent they determine that the boats are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased electric boat prices. We might not be able to recoup increasing costs of raw materials by increasing boat prices. We publish the price for the base model of our powerboats. However, any attempts to increase the published prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of orders and could materially adversely affect our brand, image, business, prospects and operating results.

If our suppliers sell us parts or components containing conflict minerals, we may be required at significant expense to find suppliers that do not use conflict minerals.

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) requiring the Securities and Exchange Commission (“SEC”) to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are currently defined by U.S. Law as tin, tantalum, tungsten and gold (also known as “3TG”) and related derivatives. Within a year of becoming a public company, the SEC rules require any SEC registrant whose commercial products contain any 3TG (“3TG Product”) to determine whether the 3TG in the 3TG Product originated from the Democratic Republic of the Congo (“DRC”) or adjoining countries (collectively, the “DRC Region”) and, if so, whether the 3TG is “conflict free”. “3TG Conflict Free” means that the supply chain is transparent and the 3TG in 3TG Products does not directly or indirectly benefit armed groups responsible for serious human rights abuses in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of 3TG originating in the DRC Region.

We will need to expend time and money on determining whether our products contain conflict minerals. If our suppliers use conflict minerals in the production of the parts and components that we purchase from them, we may need to find alternative suppliers. If possible, this may only be possible at significant expense or with material delays in production.

Our software to control our electric powertrain systems contains “open source” software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We use software to control our electric powertrain systems that relies upon “open source” licenses and intend to use such software in the future. Although we do not believe that the open source code we have used imposes any limitations on the use of the software that we have developed, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions including requirements that we make available source code for modifications or derivative works we create based upon the open source software or license such modifications or derivative works. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with use of open source cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our electric powertrains and our business.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

If the governmental grants and tax credits that we receive were to be no longer available, our net earnings would be materially reduced.

We receive governmental benefits in connection with our operations. In connection with the production of our powerboats and our research into green technology, we have been able to receive tax credits and grants provided by the Quebec provincial government and the Canadian federal government. In our 2023, 2022, and 2021 fiscal years, we recognized grants and investment tax credits amounting to $232,882, $1,458,632, and $921,658, respectively, of which $144,032, $1,408,840, and $859,516, respectively, is presented against research and development expenses. We intend to continue applying for such grants and receiving such tax credits. Without such grants and tax credits, our net loss in each of the past two fiscal years would have been larger. If they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

The unavailability, reduction or elimination of government economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Although we are unaware of substantial governmental economic incentives, such as tax credits and rebates, that customers may receive in connection with the purchase of our products, there are certain governmental regulations whose repeal could affect the desirability of our powerboats. In particular, local and regional restrictions of internal combustion engines on certain waterways, make electric boats an attractive alternative for use in such lakes and rivers. Any reduction, elimination or discriminatory application of such rules because of policy changes or other reasons may result in the diminished competitiveness of electric boats generally. This could materially and adversely affect the growth of our market and our business, prospects, financial condition and operating results.

If we fail to manage future growth effectively, we may not be able to market or sell our powerboats or powertrains successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	training new personnel;
•	forecasting production and revenue;
•	expanding our marketing efforts, including the marketing of a new powertrain that we use;
•	controlling expenses and investments in anticipation of expanded operations;
•	establishing or expanding design, manufacturing, sales and service facilities;
•	implementing and enhancing administrative infrastructure, systems and processes; and
•	addressing new markets.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric boats and powertrains. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

None of our employees are currently represented by a labor union. It is common in Quebec for employees of manufacturers of a certain size to belong to a union. Although we do not believe that we are currently of a size where our employees will unionize, were they to do so now or in the future, we would be at risk for higher employee costs and increased risk of work stoppages. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs among our key suppliers or our network of distributors, it could materially reduce the manufacture and sale of our boats and have a material adverse effect on our business, prospects, operating results or financial condition.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. We cannot assure you that we will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in the regions where we have manufacturing facilities. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

We compete with a variety of other activities for consumers’ leisure time.

Our powerboats are used for recreational and sport purposes, and demand for our powerboats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer lifestyle, usage pattern or taste. Similarly, an overall decrease in consumer leisure time may reduce consumers’ willingness to purchase and enjoy our products.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims of product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Our products involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our products contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Any personal injury or wrongful death claim could, even if not justified, prove expensive to contest.

We do not provide warranties for our powerboats but instead rely upon the warranties provided by the third-party manufacturers from whom we purchase the components for our powerboats. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products or components in our products are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

Our intellectual property is not protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

Apart from trademark applications that we filed with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office for our logo and the brand name “E-Motion”, we have not protected our intellectual property rights through patents or formal copyright or trademark registration, and we do not currently have any patent applications pending. As we intend to transition into the production of electric powertrains to OEMs, we envision our intellectual property and its security becoming more vital to our future. Until we protect our intellectual property through patent, trademarks and registered copyrights, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Any patent applications that we file may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products

To date, we have not filed any patent applications, and we might not ever file patent applications. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. If we ever file patent applications in connection with our electric outboard powertrain systems or other matters, we cannot be certain that we will be first to file patent applications on those or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We have limited registered trademarks for our products and trade names

We have submitted applications for registered trademarks for our name and some of our brands, but not all of these applications have been granted. Any pending trademark applications that we filed with a relevant governmental authority for brand names/logos might not be approved as might any such future applications. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products to be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any patents, trademarks or registered copyrights and have not applied for the same. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;
•	pay substantial damages;
•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
•	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;
•	establish and maintain alternative branding for our products and services; or
•	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Quebec, a substantial portion of our assets are in Canada and the majority of our directors and executive officers reside outside the United States.

We are constituted under the laws of the Business Corporations Act (Quebec) (the “Business Corporation Act”), and our executive offices are located outside of the United States in Boisbriand, Quebec. Our officers and the majority of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Quebec corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including growing inflationary concerns, resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in

•	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and
•	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

accordingly, on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on Canadian, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares.

Our business may be materially affected by the COVID-19 Outbreak

The continued novel coronavirus (COVID-19) pandemic, including variations from new strains, may disrupt our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the COVID-19 outbreak, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Although we have not noticed any decrease to orders that we would attribute to COVID-19, we believe that COVID-19 is impacting our supply chain by increasing the amount of time between ordering third-party materials needed for our boats and their delivery. Continued delays in our supply chain could adversely impact our production and, in turn, our revenues. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on our business, financial condition and results of operations. Such adverse effect could be rapid and unexpected. These disruptions may severely affect our ability to carry out our business plans for 2024 and 2025.

Fluctuations in currency exchange rates may significantly impact our results of operations.

Our operations are conducted in the United States and Canada, but approximately 77% of our sales and rentals have occurred in the United States. As a result, we are exposed to an exchange rate risk between U.S. and Canadian dollars. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. In our fiscal 2023, the monthly average exchange rate as published by the Bank of Canada ranged from a high of US1.3700:$1.00 to a low of US$1.3215:$1.00. An appreciation of the Canadian dollar against the U.S. dollar could increase the relative cost of our products outside of Canada, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Canadian dollar against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Canadian dollar. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

If we experience material weaknesses or otherwise fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

As a result of the year-end assessment process for the year ended August 31, 2023, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2023.

If we fail to identify or remediate any current or future material weaknesses in our internal controls over financial reporting, we are unable to conclude that our internal controls over financial reporting are effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Our financial statements have been prepared on a going concern basis and our financial status creates a substantial doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

1.2 Overall Performance

Description of Business

The Company was incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and its principal activity is the design, development and manufacturing of electric outboard powertrain systems and electric boats.

The head office and principal address of the Company are located at 730 Boulevard du Cure-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Performance Summary

The following is a summary of significant events and transactions that occurred during and subsequent to the year ended August 31, 2023:

On October 17, 2022 the Company, announced that is has formed a partnership with Nautical Ventures Group as its sole and exclusive distributor of a fully recyclable rotomolded plastic boat (the "Phantom") for the state of Florida, and a non-exclusive distributor dealership agreement for the United States. This agreement includes Nautical Ventures' agreement to purchase a minimum of 50 Phantoms in the first year with a retail value of US$1.5 million.

On December 13, 2022, the Company, announced that it has entered into a formal supplier agreement with Groupe Beneteau. The supplier agreement marries the world's first purpose built, fully electric outboard motor and powertrain system, the E-Motion™ 180E under Groupe Beneteau’s brand Four Winns H2e.

On December 15, 2022, the Company announced it has received an initial purchase order from Groupe Beneteau of 25 E-Motion™ 180E outboard and powertrain systems which was executed on November 30, 2022. In addition, at the beginning of each month, Beneteau will provide Vision Marine a quarterly rolling forecast, which shall include additional quantities through a purchase order for the outboard and powertrain systems.

On January 27, 2023, the Company announced the closing of its registered direct offering with certain investors for the issuance and sale of 554,253 of its common shares at a price of US$4.21 per share, for gross proceeds of approximately US$2.3 million. Additionally, Vision Marine issued to the investors in a concurrent private placement, warrants to purchase up to 554,253 common shares, which represented 100% of the number of common shares sold in the registered direct offering. The warrants have an exercise price of US$4.21 per share, are exercisable six (6) months following the issuance date and will expire three (3) years following the issuance date. Roth Capital Partners served as sole placement agent for the transaction. In connection with the registered direct offering and private placement described above, the Company entered into an agreement with an investor for the purchase of an aggregate of 1,187,648 common shares and common share equivalents, and warrants to purchase up to 1,187,648 common shares, on the same terms as the securities sold in the closed offering. As of the date of hereof, such investor has not paid the purchase price for such securities. Accordingly, on January 28, 2023, the Company sent the investor a demand letter requesting that the investor immediately cure its default and deliver or cause to be delivered its subscription amount, as it is legally bound to do. On March 7, 2023, the Company as plaintiff filed a lawsuit against the investor in New York Supreme Court.

On January 31, 2023, the Company announced the resignation of Mr. Renaud Cloutier from the Board of Directors for personal reasons.

On February 21, 2023, the Company closed on a previously announced registered direct offering with an investor for the issuance and sale of 475,059 of its common shares for a price of US$4.21 per share, for gross proceeds of approximately US$2 million. Additionally, Vision Marine issued to the investor in a concurrent private placement, warrants to purchase up to 475,059 common shares, which represents 100% of the number of common shares issued in the registered direct offering. The warrants have an exercise price of US$4.21 per share, are exercisable six (6) months following the issuance date and will expire three (3) years following the issuance date. Roth Capital Partners served as sole placement agent for the transaction.

On March 2, 2023, the Company announced the appointment of Carter Murray to the board of directors.

On March 8, 2023 the Company appointed Mario Saucier to the board of directors.

On March 25, 2023, the Company announced the resignation of Alan Gaines as Chairman and Director.

On April 4, 2023 the Company announced the appointment of Carter Murray as Chairman of the Company’s board of directors.

On April 19, 2023, the Company announced that it has entered into a definitive agreement with investors for the issuance and sale of 381,293 of its common shares for a price of US$4.21 per share, for gross proceeds of approximately US$1.6 million, in a registered direct offering. Additionally, the Company will issue to the investors in a concurrent private placement, warrants to purchase up to 381,293 common shares, which represents 100% of the number of common shares issued in the registered direct offering. The warrants will have an exercise price of US$4.21 per share, will be exercisable six (6) months following the issuance date and will expire three (3) years following the issuance date.

On June 14, 2023, the Company announced that it has entered into a definitive agreement with investors for the issuance and sale of 493,828 of its common shares for a price of US$4.05 per share, for gross proceeds of approximately US$2 million, in a registered direct offering. Additionally, the Company will issue to the investors in a concurrent private placement, warrants to purchase up to 493,828 common shares, which represents 100% of the number of common shares issued in the registered direct offering. The warrants have an exercise price of US$4.05 per share, will be exercisable six (6) months following the issuance date and will expire three (3) years following the issuance date.

On August 1, 2023 the Company announced that it has entered into a definitive agreement with investors for the issuance and sale of 493,832 of its common shares for a price of $4.05 per share, for gross proceeds of approximately US$2 million, in a registered direct offering. Additionally, Vision Marine will issue to the investors in a concurrent private placement warrants to purchase up to 493,832 common shares, which represents 100% of the number of common shares issued in the registered direct offering. The warrants will have an exercise price of US$4.05 per share, will be exercisable six (6) months following the issuance date and will expire three (3) years following the issuance date.

On September 11, 2023 The Company announced the appointment of Dr. Philippe Couillard as an Independent Director to the Board of Directors, effective immediately. Dr. Couillard brings a wealth of knowledge and a diverse range of experiences to his new role, and he will be instrumental in guiding Vision Marine through its next phase of growth and innovation.

On September 18, 2023 the Company announced that it has entered into subscription agreements with investors to purchase an aggregate of 372,870 units, at a purchase price of US$4.05 per unit. The gross proceeds to the Company from the private placement are expected to be approximately US$1.5 million before deducting the placement agent's fees and other estimated offering expenses. Each of the units issued pursuant to the private placement is comprised of one common share and one common share purchase warrant. Each full warrant will be exercisable six months from the date of issuance and entitle its holder to acquire one additional common share at a price of US$4.05 per common share, subject to adjustments as set forth therein, and will expire three years from the date of issuance.

Financings

During the year ended August 31, 2023, the Company issued the following shares:

During the three and six months ended February 28, 2023, the Company issued an aggregate of 1,029,312 Voting Common Shares and 1,029,312 warrants to purchase Voting Common Shares as part of the financing rounds for a total cash consideration price of $6,025,460, net of transaction costs of $672,817.

During the three and nine months ended May 31, 2023, the Company issued a total of 16,305 and 48,915 Voting Common Shares, respectively, to third parties in exchange for marketing services provided to the Company.

During the three and nine months ended May 31, 2023, the Company issued nil and 5,057 Voting Common Shares, respectively, upon the exercises of two former employees’ stock options.

During the months of March and April 2023, the Company issued a total of 10,870 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to investor relations.

On March 22, 2023, the Company issued 49,485 Voting Common Shares to a former director of the Company, as part of the financing rounds, for a total consideration of $285,602.

On April 19, 2023, the Company, announced that it has entered into a definitive agreement with investors for the issuance and sale of 381,293 of its common shares for a price of US$4.21 per share, for gross proceeds of approximately US$1.6 million, in a registered direct offering. Additionally, the Company will issue to the investors in a concurrent private placement, warrants to purchase up to 381,293 common shares, which represents 100% of the number of common shares issued in the registered direct offering. The warrants will have an exercise price of US$4.21 per share, will be exercisable six (6) months following the issuance date and will expire three (3) years following the issuance date.

On June 14, 2023, the Company announced that it has entered into a definitive agreement with investors for the issuance and sale of 493,828 of its common shares for a price of US$4.05 per share, for gross proceeds of approximately US$2 million, in a registered direct offering. Additionally, the Company will issue to the investors in a concurrent private placement, warrants to purchase up to 493,828 common shares, which represents 100% of the number of common shares issued in the registered direct offering. The warrants will have an exercise price of US$4.05 per share, will be exercisable six (6) months following the issuance date and will expire three (3) years following the issuance date.

During the three-months ended August 31, 2023, the Company issued a total of 170,659 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to investor relations and marketing services.

During the three months ended August 31, 2023, the Company issued 52,162 Voting Common Shares, respectively, upon the exercises of a former employee’s stock options.

During the three months ended August 31, 2023, the Company issued 30,334 Voting Common Shares to directors as part of their board fees.

On August 1, 2023 the Company announced that it has entered into a definitive agreement with investors for the issuance and sale of 493,832 of its common shares for a price of US$4.05 per share, for gross proceeds of approximately US$2 million, in a registered direct offering. Additionally, Vision Marine will issue to the investors in a concurrent private placement warrants to purchase up to 493,832 common shares, which represents 100% of the number of common shares issued in the registered direct offering. The warrants will have an exercise price of US$4.05 per share, will be exercisable six (6) months following the issuance date and will expire three (3) years following the issuance date.

On September 20, 2023 the Company announced that it has entered into subscription agreements with investors to purchase an aggregate of 372,870 units, at a purchase price of US$4.05 per unit. The gross proceeds to the Company from the private placement are expected to be approximately US$1.5 million before deducting the placement agent's fees and other estimated offering expenses. Each of the units issued pursuant to the private placement is comprised of one common share and one common share purchase warrant. Each full warrant will be exercisable six months from the date of issuance and entitle its holder to acquire one additional common share at a price of US$4.05 per common share, subject to adjustments as set forth therein, and will expire three years from the date of issuance.

During the months of September, October and November 2023, the Company issued a total of 103,650 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to investor relations and marketing services.

Incentive Stock Options

During the year ended August 31, 2023, the Company granted the following stock options:

On November 30, 2022, the Company granted 10,000 options at an exercise price of US$4.51 per share. The stock options will expire 5 years from the grant date.

On December 1, 2022, the Company granted 30,500 options at an exercise price of US$4.35 per share. The stock options will expire 5 years from the grant date.

On March 2, 2023, an aggregate of 450,000 stock options were cancelled upon the resignations of former Board members and 150,000 stock options, with an exercise price of US$4.21, were granted to a former Board member as part of such former Board member’s severance package.

On March 25, 2023, 425,000 options previously granted to directors and officers of the Company with, at exercise prices ranging from US$7.42 ($8.98) to US$12.50 ($16,29), were cancelled and the Company agreed to issue 255,000 stock options with an exercise price of US $4.21 ($5.78).

On April 20, 2023, the Company granted 48,000 options at an exercise price of $5.79 per share. The stock option will expire 5 years from the grant date.

1.3 Selected Annual Financial Information

	Year Ended August 31, 2023	Year Ended August 31, 2022	Year Ended August 31, 2021
	$	$	$
Revenue	5,651,502	7,350,946	3,513,788
Gross Profit	1,536,426	3,285,565	1,604,182

Expenses	(22,694,487)	(16,139,007)	(16,612,499)

Income/(Loss) before Tax	(21,158,061)	(12,853,442)	(15,008,317)

Income Taxes	280,875	(258,343)	(105,590)

Total comprehensive income/(loss)	(20,542,229)	(12,802,680)	(14,725,341)
Basic & Diluted Earnings/(Loss) per Share	(2.25)	(1.58)	(2.04)

Balance Sheet
Working Capital Surplus/(Deficit) (1)	3,676,936	8,727,011	18,626,563
Total Assets	24,046,512	29,100,209	38,801,292
Total Long-Term Liabilities	7,671,898	2,197,684	2,581,271

(1) Working capital surplus (deficit) is calculated using current assets less current liabilities

Selected Quarterly financial information

Quarter end	Revenues	Total comprehensive loss	Loss per Share
August 31, 2023	2,120,447	(4,354,706)	(0.41)
May 31, 2023	1,300,100	(3,056,639)	(0.32)
February 28, 2023	831,195	(6,700,505)	(0.77)
November 30, 2022	1,399,760	(6,430,379)	(0.81)
August 31, 2022	3,375,806	(3,740,535)	(0.48)
May 31, 2022	2,014,769	(1,980,083)	(0.24)
February 28, 2022¹	753,520	(3,770,436)	(0.45)
November 30, 2021	1,206,851	(3,311,625)	(0.41)

¹ The Company restated its financial results for three months ending February 28, 2022.

1.4 Results of Operations

Three months ended August 31, 2023

Revenue for the three months ended August 31, 2023 was $2,120,447 (2022: $3,375,806); the decrease of 37% resulted from a decrease in the revenue generated by the Company’s rental operations due to adverse weather experienced in California, USA. The Company’s gross profit decreased to $1,010,475 (2022: $1,390,246) due to the reduction in rental revenue. The following provides an analysis of the sale of electric boats and revenue from rental operations:

	Three months ended August 31, 2023	Three months ended August 31, 2022	Increase/(Decrease)
Sale of Electric Boats	664,762	1,626,960	(59%)
Rental of electric boats	1,455,685	1,748,846	(17%)
	$2,120,447	$3,375,806	(37%)

During the three months ended August 31, 2023, the Company incurred a net loss of $(4,366,137) compared to a net loss of $(3,740,535) for the corresponding prior period. The decrease in net loss was due to decrease in revenue and a decrease in expenses for the three months ended August 31, 2023, decreasing to $5,376,612 (2022: $5,230,742). The largest expense items that are included in expenses for the three months ended August 31, 2023 were:

•	Research and development for the three months ended August 31, 2023 was $632,484 (2022: $2,192,615); the decrease was due to the Company moving towards the production of E-Motion, thus reducing research and development costs during the period which was partially offset by the fitting of the Company’s E-Motion powertrains to third party prototypes for testing purposes.

•	Office salaries and benefits for three months ended August 31, 2023 increased to $1,289,132 compared to $475,371 for the three months ended August 31, 2022. The Company has added additional support staff as it scales to complete testing of prototypes.

•	Selling and marketing expenses for the three months ended August 31, 2023 increased to $1,710,176 (2022: $763,851) due to an increase in attendance at boat shows and an increase in marketing of the Company’s E-Motion powertrains.

•	Professional fees for the three months ended August 31, 2023 increased to $949,889 (2022: $463,760) due to an increase in costs related to media campaigns, a severance payment to a former officer and director and an increase in legal fees.

•	Office and general expenses for the three months ended August 31, 2023, decreased to $967,777 (2022: $1,137,916) due to an increase in leasing of motor vehicles and costs related to directors’ and officers’ liability insurance.

•	Share-based compensation for the three months ended August 31, 2023 increased to $84,092 (2022: $90,273). The costs include past grants of stock options which are recognised when the stock options are vested. The Company recognises compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.

•

Net finance (income)/expenses for the three months ended August 31, 2023 realised a gain of $374,319 (2022: $10,241). This was caused by a gain in debentures and foreign currency of $301,286 (2022: $70,715 loss) due to the fluctuations in the Canadian dollar against the US Dollar, an increase in interest and bank charges, net of interest income, of $139,526 (2022: $121,397), and a gain on the remeasurement of a derivative liability of $442,630 (2022: $nil), related to the issuance of warrants with an exercise price in US dollars while the Company’s functional currency is in Canadian dollars.

Year ended August 31, 2023

Revenue for the year ended August 31, 2023 was $5,651,502 (2022: $7,350,946); the decrease of 23% resulted from a decrease in revenue from the Company’s boat and rental operations. The Company’s gross profit decreased to $1,536,426 (2022: $3,285,565) due to reductions in boat sales and rental revenue, additional costs of sales for the construction of boats and the provision on the sale of the E-Motion powertrains. The following provides an analysis of the sale of electric boats and revenue from rental operations:

	Year ended August 31, 2023	Year ended August 31, 2022	Increase/(Decrease)
Sale of Electric Boats	1,612,699	2,557,086	(37%	)
Rental of electric boats	4,038,803	4,793,860	(16%	)
	$5,651,502	$7,350,946	(23%	)

During the year ended August 31, 2023, the Company incurred a net loss of $(20,877,186) compared to a net loss of $(13,111,785) for the corresponding prior period. The increase in comprehensive loss was due to a decrease in revenue and an increase in expenses for the year ended August 31, 2023, increasing to $22,694,487 (2022: $16,139,007). The largest expense items that are included in expenses for the year ended August 31, 2023 were:

•	Research and development for the year ended August 31, 2023 was $5,704,912 (2022: $2,242,794); the increase was due to the fitting of the Company’s E-Motion powertrains to third party prototypes for testing purposes. During the year ended August 31, 2023 the Company recorded $144,032 (2022: $1,408,840) in government grants during the period.

•

Office salaries and benefits for year ended August 31, 2023 increased to $4,014,181 compared to $3,335,799 for the year ended August 31, 2022. The increase was due to share-based payments and the addition of support staff as it scales to complete testing of prototypes.

•	Selling and marketing expenses for the year ended August 31, 2023 increased to $3,470,772 (2022: $1,972,306) due to an increase in attendance at boat shows, an increase in marketing of the Company’s E-Motion powertrains and an increase in marketing and promotion of the Company.

•	Professional fees for the year ended August 31, 2023 increased to $3,764,465 (2022: $3,590,816) due to an increase in costs related to media campaigns, a severance payment to a former officer and director and an increase in legal fees.

•	Office and general expenses for the year ended August 31, 2023, increased to $3,100,024 (2022: $1,949,583) due to an increase in leasing of motor vehicles and costs related to directors’ and officers’ liability insurance.

•	Share-based compensation for the year ended August 31, 2023 decreased to $1,136,182 (2022: $2,699,481), as the Company granted 88,500 stock options during the year ended August 31, 2023. The costs include past grants of stock options which are recognised when the stock options are vested. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.

•

Net finance (income)/expenses for the year ended August 31, 2023 realised a gain of $1,604,536 (2022: $223,660 loss). This was caused by a gain in foreign currency of $208,132 (2022: $251,947 gain) due to fluctuations in the Canadian dollar against the US Dollar which was offset by an increase in interest and bank charges of $142,117 (2022: $184,895) due to the Company utilizing its line of credit; which was partially offset by interest income of $113,334 (2022: $379,288) and a gain on the remeasurement of a derivative liability of $2,055,688 (2022: $nil), related to the issuance of warrants with an exercise price in US dollars while the Company’s functional currency is in Canadian dollars. The Company also incurred $719,167 (2022: $nil) in transaction costs related to the various capital raises that was conducted through the year and recorded in net loss.

•	The Company impaired its investment in convertible debentures in The Limestone Boat Company due to Limestone announcing that its wholly-owned subsidiaries have filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code of the U.S. Bankruptcy Court for the Middle District of Tennessee. As a result, the Company has impaired 100% of the value of its investment in Limestone during the year ended August 31, 2023 realising a loss of $2,637,000 (2022: $nil).

1.6 Liquidity and Capital Resources

The Company’s operations consist of the designing, developing and manufacturing of electric outboard powertrain systems, rental of electric boats and electric boats sales. The Company’s financial success is dependent upon its ability to market and sell its outboard powertrain systems and electric boats; and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by internally generated cashflow from operations and the support of its shareholders. During the year ended August 31, 2021, the Company raised gross proceeds of US$27,600,000 from its initial public offering onto the Nasdaq and during the year ended August 31, 2023, the Company raised $12,437,523. However, should the Company need further funding, there is no assurance that equity funding will be possible at the times required by the Company. If no funds can be raised and sales of its outboard powertrain systems and electric boats does not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a loss before tax of $21,158,061 and net loss of $20,877,186 during the year ended August 31, 2023 and has a cash balance and a working capital surplus of $3,359,257 and $3,676,936, respectively, as at August 31, 2023. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on the support of its shareholders to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives and seeking additional financing from both the public and private markets through the issuance of equity securities. However, the Company's management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of the consolidated financial statements for the year ended August 31, 2023.

As of November 20, 2023, the Company had 11,649,319 issued and outstanding shares and 15,761,301 on a fully diluted basis.

The Company had $3,676,936, of working capital surplus as at August 31, 2023 compared to $8,727,011 working capital surplus as at August 31, 2022. The decrease in working capital surplus during the year ended August 31, 2023 resulted from the cash used in operations of $14,007,923 (2022: $10,996,819); cash used in investing activities of $537,020 (2022: $964,503) resulting from the additions to property and equipment of $938,802 (2022: $1,175,931); which was offset by proceeds from disposal of equipment of $401,782 (2022: $243,630); financing activities provided cash of $12,079,484 (2022: $361,783), caused by the issuance of shares of $12,437,523 (2022: $nil); increase in the Company’s credit facility of $155,000 (2022: $nil) which was offset by the repayment of lease liabilities of $726,893 (2022: $695,749) and the repayment of long term debt of $258,000 (2022: $282,424).

1.7 Capital Resources

As at August 31, 2023, the Company had cash of $3,359,257 (August 31, 2022: $5,824,716).

As of the date of this MD&A, the Company has no outstanding commitments, other than rent and lease commitments and purchase commitments as disclosed in Note 15 and 28 of the Company’s consolidated financial statements for the year ended August 31, 2023. The Company has pledged its future accounts receivable and inventory as security for its credit facility.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

Related party balances and transactions

The following table summarizes the Company’s related party transactions for the period:

	Year ended August 31, 2023	Year ended August 31, 2022
	$	$
Research and Development
Mac Engineering, SASU	545,892	666,178

Office salaries and benefits
Montana Strategies Inc.	29,059	62,462

The Company leases its Boisbriand premises from California Electric Boat Company Inc. with a right-of-use assets as at August 31, 2023 of $1,270,955 [August 31, 2022 – $889,866] and lease liability of $1,395,732 [August 31, 2022 – $971,399].

Remuneration of directors and key management of the Company

	2023	2022	2021
	$	$	$
Wages	2,447,827	2,324,770	1,299,402
Share-based payments – capital stock	433,263	-	-
Share-based payments – stock options	382,196	2,560,031	6,081,900
	3,263,286	4,884,801	7,381,302

The amounts due to and from related parties are as follows:

	As at May 31, 2023	As at August 31, 2022
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	17,323	16,736

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	19,384	16,000
Patrick Bobby	13,847	12,308
Kulwant Sandher	8,654	8,062
Xavier Montagne	10,454	8,292
Mac Engineering, SASU	9,935	-
	62,274	44,662

Advances from related parties are non-interest bearing and have no specified terms of repayment.

1.10 Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. There were no material changes in estimates other than the estimates with regards to the measurement of derivative liabilities. See to notes 4 and 25 to the Company's consolidated financial statements for the year ended August 31, 2023.

1.11 Changes in Accounting Policies including Initial Adoption

See Note 2 of the Company's consolidated financial statements for the year ended August 31, 2023. The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2022.

1.12 Controls and procedures

Disclosure controls and procedures

The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Company has been made known to them; and

•	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures at August 31, 2023 were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations, solely due to the presence of a material weakness in internal controls over financial reporting as described below, which management is in the process of remediating.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

As a result of the year-end assessment process for the year ended August 31, 2023, we identified that we did not maintain effective processes and controls over the financial statement close process and the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2023.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weakness, management is in the process of hiring additional personnel and designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review of financial information and establishing additional review procedures over the accounting for complex and non-routine transactions. As at August 31, 2023, the Company is working on remediating the identified material weakness.

Notwithstanding the material weakness, management has concluded that the Company’s consolidated financial statements as at and for the year ended August 31, 2023 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Changes in internal controls over financial reporting

Other than as described above, no changes were made to our internal controls over financial reporting that occurred during the year ended August 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

1.14 Financial Instruments and risk management

See Note 25 to the Company's consolidated financial statements for the year ended August 31, 2023.

1.15 Additional Information

HEAD OFFICE

730 Boulevard du Cure-Boivin

Boisbriand, QC

J7G 2A7

Tel: (450) 951 - 7009

Email: info@electricboats.ca

OFFICERS & DIRECTORS

Alexandre Mongeon,

CEO and Director

Patrick Bobby

Director

Kulwant Sandher, CPA, CA, BSc (Eng.)

Chief Financial Officer

Carter Murray

Chairman & Director

Luisa Ingargiola

Director

Mario Saucier

Director

Steve P. Barrenechea

Director

Dr. Philippe Couillard

Director

CAPITALIZATION

(as at November 20, 2023)

Shares Authorized: Unlimited

Shares Issued: 11,649,319

AUDITORS

Ernst & Young LLP

Montreal, Quebec

LEGAL COUNSEL

Dentons US LLP

1221 Avenue of the Americas

New York, New York 10020